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Exhibit (a)(1)(F)

To All eSoft Optionholders Eligible to Participate in the Offer to Exchange:

    REMINDER—If you are electing to exchange any of your Eligible Option Grants under the Stock Option Exchange Program, the deadline to deliver your Election Form to Cheryl Muench is January 8, 2002 at 12:00 midnight, U.S. Mountain Standard Time.

    A copy of the Election Form can be found in your Option Exchange Program Packet. We cannot accept late submissions, and therefore we urge you to respond early to avoid any last minute problems.

    If you are not electing to tender any of your outstanding Eligible Option Grants for exchange, then no action is required on your part.

    If you have any questions regarding the Stock Option Exchange Program, contact Cheryl Muench at cmuench@esoft.com or at (303) 444-1600 x3333.

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  Exhibit (a)(1)(F)